UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

Date of report: For the month of July 2024

Commission File Number: 001-39115

WISEKEY INTERNATIONAL HOLDING AG

(Exact Name of Registrant as Specified in Charter)

WISEKEY INTERNATIONAL HOLDING LTD

(Translation of Registrant’s name into English)

Canton of Zug, Switzerland	General-Guisan-Strasse 6 CH-6300 Zug, Switzerland	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F                     ☐ Form 40-F

SEALCOIN Update

SEALSQ Corp (“SEALSQ”) and WISeKey International Holding AG (“WISeKey”) announce that the decentralized technology project “SEALCOIN” is now in development under the umbrella of WISeKey and will be housed in a Special Purpose Vehicle (SPV) to be named SEALCOIN AG, in the process of being incorporated by WISeKey International Holding AG as a Swiss company. This dedicated entity will aim to underpin the decentralization ambitions on a global scale, setting a new standard for secure and efficient decentralized transactions.

While originally under development at SEALSQ as a proof of concept, the parties concluded that the platform and tokens would now be developed by WISeKey, whereas SEALSQ is to focus on the development of its semiconductor technology hardware and firmware.

The incorporation of SEALCOIN AG is expected to be completed in Switzerland in early July 2024. SEALCOIN AG is expected to be a subsidiary of WISeKey International AG with The Hashgraph Association as a strategic investor. SEALSQ Corp is not expected to be a shareholder in SEALCOIN AG.

The current and expected role of SEALSQ Corp in the SEALCOIN project is to sell chips to SEALCOIN AG with SEALCOIN AG as a distributor of those chips to B2B participants in the platform SEALCOIN AG is developing.

SEALCOIN AG will leverage WISeKey’s extensive cybersecurity expertise and SEALSQ’s deep-rooted experience in the semiconductor industry and PKI (Public Key Infrastructure) digital identity solutions. By teaming up with The Hashgraph Association, SEALCOIN will aim to integrate its advanced decentralized solutions with the leading industrial and decentralized infrastructure provided by Hedera, to create a strong DEPIN (Decentralized Physical Infrastructure Networks) ecosystem, with the goal of revolutionizing the IoT landscape.

True to the Swiss roots of WISeKey, WISeKey is analyzing the regulatory landscape to align the practices of SEALCOIN AG with FINMA guidelines. Switzerland’s leadership in blockchain and DLT regulatory frameworks provides the ideal environment for our new venture, reinforcing our commitment to operating within the highest standards of regulatory excellence. The launch of the SEALCOIN token and the roll-out of SEALCOIN is subject to completion of the relevant regulatory processes in applicable jurisdictions.

A summary of the key development highlights of SEALCOIN to date are:

1.	Decision to launch SEALCOIN AG, currently being incorporated in Zug, Switzerland: A new subsidiary of WISeKey International Holding AG, focused on decentralization in the Transaction-IoT market.

2.	Strategic collaboration with The Hashgraph Association to integrate solutions with Hedera’s leading DLT infrastructure.

3.	Regulatory Compliance: Commitment to adhering to FINMA guidelines, leveraging Switzerland's robust blockchain and DLT regulatory frameworks.

4.	Core Expertise: Building on years of experience in cybersecurity, semiconductors, and digital identity (PKI).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2024	wisekey international holding ag

	By:	/s/ Carlos Moreira
		Name:	Carlos Moreira
		Title:	Chief Executive Officer

	By:	/s/ John O’Hara
		Name:	John O’Hara
		Title:	Chief Financial Officer

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